NYSE
AN ICE EXCHANGE

December 9, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Virtus Stone
Harbor Emerging Markets High Yield Bond ETF, shares of beneficial interest, no par
value a series of Virtus ETF Trust II, under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com